
November 19, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Mark DeVita
Chief Financial Officer
Heritage-Crystal Clean, Inc.
2175 Point Boulevard, Suite 375
Elgin, IL. 60123

> **Re:** **Heritage-Crystal Clean, Inc.**
> **Form 10-K for Fiscal Year Ended January 3, 2015**
> **Filed March 17, 2015**
> **Response Dated October 28, 2015**
> **File No. 1-33987**

Dear Mr. DeVita:

We have reviewed your response letter dated October 28, 2015 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the period ended January 3, 2015</u>

<u>Consolidated Financial Statements</u>

<u>Note 2: Summary of Significant Accounting Policies</u>
<u>Revenue Recognition</u>
<u>Equipment at Customers</u>

1. We note your response to prior comment 1. In order to better understand the Company's accounting for customers where you provide your equipment and provide parts cleaning services, please tell us the following:

    - The specific nature and extent of services, including equipment, that the Company provides under its standard "Services Agreement";

- The pricing terms included in a standard Services Agreement. In providing your response, please indicate whether the terms include fixed prices per type of service with a minimum number of service calls and type of service or a fixed fee for the 1 year term of the agreement regardless of the number of service calls;

- The average time period between service dates;

- The value of the parts cleaning services provided by the Company in relation to the value of the equipment provided; and

- The percentage of parts cleaning customers who use the Company's equipment versus their own. In providing your response please also include the percentage of parts cleaning services revenue compared to total services revenue, which also includes your other services, for the year ended January 3, 2015 and subsequent interim periods through September 12, 2015.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Anne McConnell, at (202) 551-3709, or me at (202) 551-3768, if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551-3570, or in his absence, Craig E. Slivka, at (202) 551-3729, with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction